

September 5, 2013

Via E-Mail
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX   76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Acquisition and Origination Fees, F-10

1. We note your response to comment one in our letter dated July 17, 2013. We do not agree with your conclusion that the placement fees paid to your asset manager should be deferred since you are unable to determine the amount of placement fees that meets the criteria for direct loan origination costs that also would not have been incurred but for the loans originated for your fund. Please restate your financial statements to expense the placement fees as incurred. For reference see ASC 310-20-25-25.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief